INVEST IN **SIZIGI**

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Building the best digital platform for job seekers



Sizigi
SUPERCHARGING THE JOB HUNT

joinsizigi.com San Diego CA

Technology | Software | B2C | Saas | Analytics

LEAD INVESTOR

Alexandre Graff Vice President Latin America and Caribbean, FICO

I decided to invest in Sizing because of their mission to transform the way professionals hunt for a job, creating a platform that fits perfectly with the new normal during and after the pandemic. Their vision connects companies and professionals in a much more comfortable, faster, and fashionable way, allowing a more assertive hiring process and providing the tools to every person introduce themselves uniquely and powerfully. The founder, Tony Malz, is a fantastic person with a solid finance background, very creative, innovative, focused, and committed to overachieving results. Sizigi is tackling

OVERVIEW UPDATES 1 WHAT PEOPLE SAY 25 ASK A QUESTION

Highlights

1. Fast-growing community of over 5,000 Users
2. Affiliations with Job Boards led by DICE and Lensa
3. Partnerships with global Companies including IBM and Qualcomm
4. Relationships with over 50 Universities worldwide
5. Generating $10,000 of monthly revenue
6. Recognized as a top company to watch in San Diego

Our Team



Tony Malz Founder & Chief Executive Officer

Tony has 17 years of software leadership experience, holds a Bachelor and a Masters in Finance from San Diego State University, and is a CFA charterholder.

> I recently found myself unemployed for the first time in almost 20 years. I joined the billions of people who are frustrated by the antiquated job search process. This experience kick-started my passion to build the best digital platform that empowers job seekers to get hired faster.



Zachary Schenkler Co-Founder & Chief Technology Officer

Zachary has over 20 years of technology experience including previously being a co-founder where he built a digital platform that scaled to millions of users.



Alex Flores Co-Founder & Chief Marketing Officer

Alex has driven business growth at Road Rebel, Amobee, and CLICS Colors and has her MBA from San Diego State University

SEE MORE

We are passionate about building the best digital platform for the job seeker!


The Average Job Hunt:
too long, generic, & lacks feedback
5
months
200
applications
10
interviews
1 job offer...maybe
joinsizigi.com


LinkUp
USAJOBS
AngelList
SiZiGi
CHANGING THE WAY WE APPLY FOR JOBS
The all-in-one tool for job seekers. Organize your job search, create custom job pitches,
and monitor how your applications are being viewed with one easy-to-use platform.

The CRM for job seekers

People can easily search and apply for millions of jobs across the Internet as well as track their applications from sending Job Pitches, receiving viewership alerts, having interviews, and receiving job offers.


My Board
Job Search
Search
Show Filters


Product Manager
Amazon
Cupertino, CA
Software Engineer
Airbnb
San Francisco, CA
Senior Software En...
Twitter
Sunnyvale, CA


My Board
Application Tracker
Job Search
Career Roadmap
Home
Bookmarked Jobs
3 Jobs
Applied
2 Jobs
Viewed Pitch
2 Jobs
Interviews
1 Job
Offers
2 Jobs
Product Manager
Google
Senior Data Eng...
LinkedIn
Product Manager
Instagram
Software Enginee...
Airbnb
Product Manager
Uber
Software Enginee...
Facebook
Product Manager
Amazon
Front End Engi...
Twitter
Product Manager
Tesla
Software Enginee...
Reddit



We live in a digital world!

People are shocked to learn that the first resume dates back to 1482, that's over five centuries ago! Sizigi provides people the platform to showcase their skills through consumable digital content and apply for jobs with personalized Job Pitches tailored to the opportunity/company.


Create Your Pitch!
Cover Video
Select Content
Share Your Pitch!


Send an offer
Schedule an interview


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Catherine Nguyen
Coffee Aficianado Creative Director
Questions about developing a growth-oriented mindset? I got you.
Questions about making the best pour-over coffee? I'm your go-to.
Overview
Culture Fit
Content
Resume
Contact
1236541234
coffeewithcatherine@mail.com
My Digital Presence
Skills
C++
Skill 2
Skill 3
3 of 12
Show all
My Professional Introduction
Hello, my name is Catherine Nguyen! I have a Bachelors degree in Marketing with a focus in women's studies from UCLA and an MBA from Stanford. My passion for inclusive marketing was a gradual one that
Show more
Timeline
All
Education
Experience
Certificates
Skills
Education
Marketing - UCLA
Communucations - UCLA
MBA - Stanford
Ph.D - Stanford
Experience
Marketing Intern - Reddit
Marketing Associate - Airbnb
Job 1 - Spotify
Certificate
HubSpot Academy
Google Analytics
FaceBook Blueprint


Prove You're a Culture Fit for a Company
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prove you're a cultural fit


How to Format a Professional Summary Video
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professional summary sample
BEYZA BAYKAN


Demonstrate Your Understanding of Concepts & Principles
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explain your thought process


Sharing a Project in Your Job Application
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share a project

Actionable analytics to supercharge the job hunt

Sizigi's Analytic Dashboard provides insights to help job seekers create more engaging content, send stronger Job Pitches, and ultimately get hired faster.


My Analytics
Overview
Performance:
Pitch 1
AI Assistance
Top 3 Pitches
Pitch 1 Content
Conversion Rate
User Experience Research Analysis
Market Research Analysis
Product Launch Campaign

What do our users say?


Sizigi: Not a Paper Fit, A Perfect Fit.
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NOT A PAPER FIT, A PERFECT FIT.

What do Companies say?


Using Sizigi during our hiring process helped my candidates create their own stage to shine. It really encouraged the candidates to think much more critically about what skills and experiences matter most in the role and how their personal stories align with their fit in the company. Not only that, but by bringing their experiences to life beyond their resume and interview, our team received deeper insight into the soft skills and core attributes we look for in culture fit.
Erik Hanzlick, Product Manager at IBM & CEO of Exalton


We were lucky to come across Sizigi. It was during COVID and the job market dynamic changed a lot. While worrying if we were able to assess the candidates efficiently, like how in-person interviews did in the past, Sizigi offered the technology for HR to meet only the right candidates. One job opening had taken more than 4 weeks to fill, and Sizigi's technology jumped in and made the magic happen within 5 days.
The platform is easy to use as well (another point to Sizigi!)! I recommend my HR fellows start using Sizigi soon especially when the talent acquisition landscape is adjusting to its new normal.
Katherine Wong-Velasco, Human Resources & Administration Manager at Kung Fu Tea


Using Sizigi to implement a virtual case competition was game-changing for us. It was so easy to use, and very organized. The e-Portfolio format provided us with a deeper and more holistic view of the candidates when compared to the traditional resume. I highly recommend Sizigi to employers who are looking to change their recruiting strategy.
Shivani Das, Associate Financial Analyst at Qualcomm

Go-to-Market Strategy

We have already acquired over 5,000 users during our pilot program primarily through organic marketing. We will be releasing the next version of our software in Spring 2021 and we are well-positioned for significant growth by already securing dozens of strategic partnerships across several channels


Our partners include
job boards, companies, & colleges
TGG
LENSA
UCSD
Qualcomm
UTD
FAU Florida Atlantic University
GA General Assembly
Project Emerge
Dice
IBM
San Diego State University
DeAnza College
joinsizigi.com


Go-to-Market
JOB SEARCH
-Job boards
-ATS
-Staffing agencies
-Companies
Partnerships
Direct
DIGITAL MARKETING
-Paid advertising
-Social media
-SEO
-Email marketing
HIGHER EDUCATION
-College career centers
-Higher learning programs
AMBASSADORS
-Referral program
-Online workshops
joinsizigi.com

Competition

Sizigi is uniquely positioned in the marketplace by building the best digital platform for job seekers. Sites like LinkedIn offer a fantastic opportunity for brand awareness and strategic partnerships.


Competitive Landscape
Digital Resume
Job Hunt Tool
bulb
digital portfolios
Crash
PORTFOLIUM
in
huntr
joinsizigi.com

	Sizigi Founded 2019	bulb Founded 2013	PORTFOLIUM Founded 2014	LinkedIn Founded 2002
JOB SEARCH	✓	✓	✓	✓
PUBLIC PROFILE	✓	✓	✓	✓
CONTENT LIBRARY	✓	✓		
JOB PITCHES	✓			
VIEWERSHIP ALERTS	✓			
ANALYTICS DASHBOARD	✓			

APPLICATION TRACKER	✓			
DEMOGRAHIC	Professional/Student	Student	Student	Professional
TARGET BUYER	Professional/Student	Educator	Educator	Company
USERS	5K+	750K+	5M+	700M+

Pricing

We will be releasing our freemium model in Spring 2021 consisting of three tiers:

- Free ($0/month)
- Professional ($10/month)
- Premium ($20/month)

Discounts are offered for students (50%) and/or on annual commitments (20%)



Plans & Pricing
Get the power, control, and customization you need to supercharge your job search.
Students get 50% off
Monthly
Annually
Free
$0 USD
Free For Life
Professional
$8 USD/mo
Get Started
Premium
$16 USD/mo
Get Hired
Job Search
Public Profile
Content Library
Job Pitches
Viewership Alerts
Analytics Dashboard
Application Tracker
10
25
Unlimited
joinsizigi.com

Funding Round

The capital we raise on WeFunder will be used to accelerate our software development, expand our sales team, and increase our marketing spend. With your support, we anticipate making tremendous progress over the next year and beyond.

Please note, these are forward-looking projections that cannot be guaranteed



RETURN ON INVESTMENT
Today
1 year
Users
5K+
250K+
Revenue
$10K+/mo
$100K+/mo
Technology
Content Library
Job Pitch
Application Tracker
Analytics Dashboard
Profile
Viewership Alerts
Community

The 500-year-old Resume is Dead


Why now?
Generation Z is disrupting recruiting, hiring, managing, & beyond in the workplace.
Sizigi created an industry-disrupting platform that aligns with this next generation of leaders!
Cultural fit
Virtual Interviewing
joinsizigi.com


Sizigi: It's about you!
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TikTok


THE RESUME OF THE NEW GENERATION
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Why the name Sizigi?

The origin of Sizigi's name is based on the word "Syzygy", which is defined as a straight-line configuration of three celestial objects such as the Earth, Moon, and Sun. Our platform creates this alignment between candidates and hiring managers. We replaced the three y's with i's to symbolize three celestial objects. Our logo signifies being "unboxed" from the rigid, antiquated resume. Perhaps you have heard the name Sizigi on a few TV shows :)


syz·y·gy
A straight line configuration of three celestial bodies in a gravitational system


CANDIDATES
sizigi
HIRING MANAGERS
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Sizigi on Modern Family
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Sizigi on Mr Mayor
LOS ANGELES COUNTY
SPELLING
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